FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 18, 2006
Rubicon Minerals Corporation (Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada (Address of Principal Executive Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits

Exhibit	Description
EX-99.1	Code of Business Conduct and Ethics
EX-99.2	Q1 2006 Amended Financial Statements
EX-99.3	Q1 2006 Amended Management Discussion and Analysis

RUBICON MINERALS CORPORATION
Date: July 18, 2006	By:	“Robert Lewis”
Robert Lewis
CFO

RUBICON MINERALS CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

Rubicon Minerals Corporation (the “Company”), together with all of its direct and indirect subsidiaries and affiliates, has created this Code of Business Conduct and Ethics (“Code”) to outline principles to which the Company’s employees, officers and directors are expected to adhere in the conduct of the Company’s business. This Code sets forth principles regarding responsibilities to other employees, the public and other stakeholders. This Code applies equally, without limiting the generality of the foregoing, to all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Company, as well as to consultants to the Company who are referred to herein as “employees”. Any violations of this Code or any other policies established by the Company from time to time, may result in disciplinary action, up to and including termination of service.

The Company’s Corporate Governance Committee (the “Committee”), a committee of the Board, is responsible for administering the Code. The Committee has delegated day-to-day responsibility for administering and interpreting the Code to the Chairman of the Committee.

The Company expects its employees, officers and directors to exercise reasonable judgment when conducting the Company’s business. The Company encourages its employees, officers and directors to refer to this Code frequently to ensure that they are acting within both the letter and the spirit of this Code. The Company also understands that this Code will not contain the answer to every situation you may encounter or every concern you may have about conducting the Company’s business ethically and legally. In these situations, or if you otherwise have questions or concerns about this Code, the Company encourages each officer and employee to speak with his or her supervisor (if applicable) or, if you are uncomfortable doing that, with the Chairman of the Committee.

The Company’s employees, officers and directors generally have other legal and contractual obligations to the Company. This Code is not intended to reduce or limit the other obligations that you may have with the Company. Instead, the standards in this Code should be viewed as the minimum standards that the Company expects from its employees, officers and directors in the conduct of the Company’s business.

1. WORKPLACE

1.1	A Non-Discriminatory Environment

The Company fosters a work environment in which all individuals are treated with respect and dignity. The Company is an equal opportunity employer and does not discriminate against employees, officers, directors or potential employees, officers or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal or provincial laws and regulations, or any laws or regulations applicable in the jurisdiction where such employees, officers or directors are located. The Company will make reasonable accommodations for its employees in compliance with applicable laws and regulations.

1.2	Harassment-Free Workplace

The Company will not tolerate harassment of its employees, customers or suppliers in any form.

1.3	Sexual Harassment

Sexual harassment is illegal and all employees, officers and directors of the Company are prohibited from engaging in any form of sexually harassing behaviour.

1.4	Substance Abuse

The Company is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, officers and directors of the Company are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

1.5	Workplace Violence

The workplace must be free from violent behaviour. Threatening, intimidating or aggressive behaviour, as well as bullying, subjecting to ridicule or other similar behaviour toward fellow employees or others in the workplace will not be tolerated.

1.6	Employment of Family Members

Employment of more than one family member at an office of the Company or other premises is permissible but the direct supervision of one family member by another is not permitted unless otherwise authorized by the Chairman of the Committee. If such employment is allowed, any personnel actions affecting that employee must also be reviewed and endorsed by the Chairman of the Committee.

2. ENVIRONMENT, HEALTH AND SAFETY

2.1	Environment

The Company is committed to sound environmental management. It is the intent of the Company to conduct itself in partnership with the environment and community at large as a responsible and caring business entity. The Company is committed to managing all phases of its business in a manner that minimizes any adverse effects of its operations on the environment.

2.2	Health and Safety

The Company is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Employees must be aware of the safety issues and policies that affect their job, other employees and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. Employees must immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

2.3	CONFLICTS OF INTEREST

All of the Company’s employees, officers and directors must act with honesty and integrity, avoiding conflicts of interest in relation to their duties and responsibilities with the Company that arise as a result of either personal or professional relationships.

Conflicts of interest are prohibited as a matter of Company policy. Each employee, officer and director is expected to avoid an outside activity, financial interest or relationship that may present a conflict of interest or the appearance of a conflict of interest. Each individual’s situation is different and in evaluating his or her own situation, an employee, officer or director will have to consider many factors. Each employee is required to promptly disclose any actual or potential conflict of interest to his or her manager, or if the manager is involved in the conflict of interest, to the Chair of the Committee. Actual or potential conflicts of interest involving a director, executive officer or the Chair of the Committee should be disclosed in writing to the Board of Directors of the Company (the “Board”) or the individual should request to have entered in the Minutes of meetings of the Board the nature and extent of such interest.

A “conflict of interest” exists when a person’s private interest interferes or even appears to interfere, with the interests of the Company.

3.	CORPORATE OPPORTUNITIES

All of the Company’s employees, officers and directors are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or as a result of his or her position with the Company unless such opportunity has first been presented to, and rejected by, the Company; (b) using corporate property, information or position for personal gain; and (c) competing with the Company. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity arises to do so.

4.	CONFIDENTIALITY

Certain employees, officers and directors will have access to certain information in the course of their duties that is considered confidential by the Company or may be involved in the design or development of new procedures related to the business of the Company. “Confidential Information” includes all non-public information about the Company that might be of use to competitors or harmful to the Company or its customers if disclosed. All such Confidential Information and procedures remain the property of the Company at all times and should be kept in strict confidence by employees, officers and directors, except when disclosure is authorized or legally mandated or necessary in the course of the Company’s business. Any disclosure of such Confidential Information or procedures to persons outside the Company could be harmful to the Company’s interests and will be taken very seriously by the Company.

When in possession of Confidential Information, Company employees and outside parties are encouraged to use the safest means of communication and safekeeping of the Confidential Information as is reasonably practicable under the circumstances. In particular, employees should be mindful of the security risks associated with communicating via e-mail, facsimile, cellular phones and other wireless devices, and of communicating in public places, and should choose other safer communication methods where reasonably practicable. Additionally, employees should store and work with Confidential Information in a safe manner, being mindful of the security risks associated with leaving Confidential Information in easily accessible locations, such as on a desk or displayed on a computer screen, and with making and/or distributing copies of Confidential Information.

Employees, officers and directors should be aware that their obligation to maintain the confidentiality of the Confidential Information and procedures will survive after they leave the Company and should conduct themselves accordingly.

5.	FAIR DEALING

All purchases of goods and services by the Company will be made exclusively on the basis of price, quality, service and suitability to our needs. Employees, officers or directors are prohibited from accepting gifts of money or receiving any type of personal kickbacks, rebates or other “under-the-table” payments. Employees, officers and directors may accept unsolicited non-monetary gifts provided they are appropriate and customary client development gifts for the industry and cannot be graciously declined. No one shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.

6.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors of the Company are expected to protect the Company’s assets and ensure their efficient use because loss, theft and misuse of the Company’s assets have a direct impact on the Company’s business and its profitability. All of the Company’s assets should only be used for legitimate business purposes.

The Company’s information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of the Company and are to be used primarily for business purposes. The Company’s information technology systems may be used for minor or incidental reasonable personal messages provided that such use is kept at a minimum and is in compliance with the Company’s policies generally. The Company may monitor the use of its information technology systems.

7.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS (INCLUDING INSIDER TRADING)

The Company seeks to conduct its business in compliance with applicable laws, rules and regulations including, without limitation, insider trading, environmental, discrimination and harassment, and health and safety. No employee, officer or director shall engage in any unlawful activity in conducting the Company’s business or in performing his or her day-to-day company duties, nor shall any employee, officer or director instruct others to do so.

Employees, officers and directors of the Company are required to comply with the Company’s Corporate Disclosure Policy, Insider Trading Policy and all other policies and procedures applicable to them that are adopted by the Company from time to time and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public.

8.	ACCURACY OF COMPANY RECORDS AND REPORTING

Honest and accurate recording and reporting of information is critical to the Company’s ability to make responsible business decisions. The Company’s accounting records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and the Company’s system of internal controls.

Employees, officers and directors have a responsibility to ensure that the Company’s accounting records do not contain any false or intentionally misleading entries. The Company does not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

9.	WAIVER AND AMENDMENTS

No waiver of any provisions of the Code for the benefit of a director or an executive officer (which includes without limitation, for purposes of this Code, the Company’s principal executive, financial and accounting officers) shall be effective unless (i) approved by the Board of Directors or, if permitted, a committee thereof, and (ii) if applicable, such waiver is promptly disclosed to the Company’s shareholders in accordance with applicable securities laws and/or the rules and regulations of the exchange or system on which the Company’s shares are traded or quoted, as the case may be.

Any waivers of the Code for other employees may be made by the Chair of the Committee, the Board of Directors or, if permitted, a committee thereof.

All amendments to the Code must be approved by the Board of Directors or a committee thereof and, if applicable, must be promptly disclosed to the Company’s shareholders in accordance with applicable securities laws and/or the rules and regulations of the exchanges on which the Company’s shares are traded.

10.	GENERAL

Nothing in this Code should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws. Conversely, nothing in this Code should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005